UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Saleen Automotive, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

794016 204
(CUSIP Number) Edmond DeFrank 26565 West Agoura Road, Suite 205, Calabasas 9130 818-554-4073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2019*
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 794016204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Certitude Trust EIN: 81-6505037
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,311,294
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,311,294
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.23%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*Based upon an aggregate of 25,036,963 shares deemed outstanding consisting of (i) 24,536,963 shares of common stock issued and outstanding on September 30, 2019 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on October 4, 2019 and giving effect to (ii) warrants currently exercisable, owned by the Reporting Person, to purchase 500,000 shares of Issuer’s common stock .

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”) of Saleen Automotive Ince. (the “Issuer”). The address and principal executive offices of the Issuer is 2735 Wardlow Road, Corona, California 92882

Item 2.	Identity and Background
(a)	This statement is filed by The Certitude Trust (“Certitude” or the “Reporting Person”).

(b)	The principal business address of Certitude is 26565 West Agoura Road, Suite 205, Calabasas 91302.

(c)	Certitude is engaged in holding and making investments for benefit of its family beneficiaries.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

The Shares purchased by the Reporting Person were purchased with personal funds, in a private transaction or transactions directly from the Issuer.

Item 4.	Purpose of Transaction

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

 The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Person’s investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by the Reporting Person is based on 24,536,963 Shares outstanding, which is the total number of Shares outstanding at September 30, 2019 as reported in the Annual Report on Form 10-K, filed with the Securities and Exchange Commission on October 4, 2019, as well as giving effect to warrants owned by Certitude, currently exercisable, to acquire 500,000 shares of Issuer’s common stock.

(a)	As of the close of business on the date of this Statement, Certitude beneficially owned 2,311,294 Shares.

Percentage: Approximately 9.23%

(b)	1. Sole power to vote or direct vote: 2,311,294

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,311,294

4. Shared power to dispose or direct the disposition: 0

(c)	Certitude has engaged in no transactions in the Shares within the last 60 days.

(d)	No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2019
Dated The Certitude Trust
By: /s/ Edmond DeFrank
Edmond DeFrank
Trustee
Name/Title